COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CBD announces Fourth Quarter and
Year 2004 Results

São Paulo, Brazil, February 24, 2005 — Companhia Brasileira de DistribuiÇão (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces today its 4th quarter 2004 results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons refer to the year 2003.

Main Highlights

•	Gross sales totaled R$ 4,375.4 million in the 4th quarter of 2004 and R$ 15,297.4 million in the year, a 23.6% and 19.6% growth, respectively, when compared to 2003;
•	Same store sales grew by 8.8% in the quarter and 5.1% in the year;
•	Gross margin reached 28.8% in the 4th quarter and 29.2% in the year 2004, compared to 28.2% in 2003;
•	EBITDA was R$ 297.7 million in the 4th quarter, an 8.3% margin. In 2004, EBITDA reached R$ 1,044.1 million, 8.3% margin and 15.8% growth when compared to 2003;
•	Net income was R$ 112.7 million in the quarter, a 48.1% growth over the same period of 2003, totaling R$ 369,8 million in 2004;
•	Dividends reach R$ 89.1 million, a 62.5% increase compared to previous year;
•	Net debt was reduced by R$ 469.3 million during the fourth quarter of 2004.

Companhia Brasileira de DistribuiÇão (CBD) is the largest retailer in Brazil and operates 551 stores in 12 Brazilian states. CBD operates in three formats: supermarkets (Pão de AÇúcar, CompreBem e Sendas), hypermarkets (Extra) and consumer electronic/home appliance stores (Extra-Eletro).

Message from Management

The recovery of Brazilian economy in 2004 influenced positively the performance of CBD. Gross revenues of R$ 15.3 billion was 19.6% higher in comparison to 2003, and our EBITDA grew by 15.8%, totaling R$ 1.04 billion in the year with an 8.3% margin. We are confident that this performance is not only an effect of the upsurge of the retail sector in the country, but also a result of our unrelenting search for operating efficiency translated into competitiveness and profitability gains.

In 2004 we experienced a relocation process in the family income, specially in middle and low income classes, with higher consumption of durable goods and consolidation of new consumption habits. We believe that the expected adjustment in the incorporation of these new habits – as cell phones and internet – should lead to an increase in the income destined to the purchase of non-durable goods, bringing us a good outlook for 2005.

We prioritized the same store sales growth in 2004, and this guaranteed higher profitability, and we strongly invested in the search for higher productivity and efficiency in several areas, like information technology and logistics. Our attention was directed towards the reassessment of internal processes, with the improvement of category management, development of innovative services and an increase in complementary activities, like drugstores and gas stations.

With these initiatives, we expect a 2% to 3% same store sales growth in real terms for 2005. We would like to increase our share in the consumption basket of the Brazilian people, intensifying our assets turnover, and consequently increasing our profitability. This strategy will culminate in the adoption of EVA (Economic Value Added) tool in 2005, which will gradually contribute to the enhancement of the analysis of return on invested capital and, consequently, lead to more efficient investment decisions and cost control.

The relationship with suppliers also deserved special attention in 2004. After meticulously analyzing this process, we are initiating a new cycle that should strengthen this relationship starting in 2005, structuring a new model which will enable us to reach higher levels of competitiveness.

We will also launch the Top Log, a certification that will distinguish quality standards of suppliers, aligning the supply chain and benefiting all parties involved, specially the customer, who will have guaranteed supply allied to best quality products offering in our stores.

Additionally, we undertook an important step in 2004, as there were more than 68 stores operating in the State of Rio de Janeiro, a result of the partnership with Sendas. We faced – and overcame – the challenge of integrating such a large network and, even ahead of several complexities – such as location, network size and multi-format structure – the procedure was conducted in record time, thanks to the dedication and effort of all parties involved. By February, when operations were already integrated, we initiated a restructuring process in the stores to be finalized in 2005. However, this restructuring has already brought expressive results, specially in sales and profitability.

Another relevant initiative was the beginning of the partnership with Itaú Holding, to explore financial services and products in CBD’s stores. We believe that the combination of our stores’ network, composed by 551 points of sale strategically located, with the expertise and technology of Itaú Holding in the financial sector, represents an unique opportunity to offer our customers a larger variety of consumer credit products and conveniences.

We also developed a brand management task, which allowed us to effectively identify and reinforce our business units standings according to market characteristics and clients needs.

Along with the best Corporate Governance practices, we consolidated the professional management model in the Company, with an independent Board of Executive Officers fully responsible for the operating management of the business. We reinforced the role of the Board of Directors and of the Executive, Finance, Development and Marketing and Audit Committees, which played a fundamental part in directing our strategic planning initiatives, in accordance with our vision: CBD aims to enlarge its leadership in the Brazilian retail market, becoming the most admired company in the country due to its profitability, innovation, efficiency, social responsibility, and contribution to the country’s development.

Following the same path, the decision to grant the customers a tax reduction (PIS and COFINS) in three products of the so called “basic basket” – reduction of 11% in beans, 10% in manioc flour and 6.5% in rice – reinforces our commitment to the Brazilian people. We were the first retailers to undertake this attitude, as an effort to contribute to the country’s development, with ethical and community spirit, reflecting our pride of being Brazilian.

Investments in 2004 totaled R$ 532.2 million, mainly directed to the update of the existing assets such as the integration and remodeling of Sendas stores, migration of Barateiro stores to CompreBem format, as well as store remodeling in all business units.

Because of all the improvement measures adopted in 2004, we are confident and prepared to carry on our growth targets. Our investment plan for 2005, which involves the opening of 21 stores and an 8% growth in the sales area, reflects the positive expectation for the Brazilian economic performance and reiterates our commitment to the creation of new job openings and to the development of the country.

We appreciate the support and trust of our clients, shareholders and suppliers, which has encouraged us to face the challenges and, specially, we appreciate the dedication of our associates. Without a doubt, the sum of all these factors contributes to the consolidation of CBD’s leadership in the Brazilian food retail sector.

Management

Comments on Sales Performance

In 2004 the Company’s gross sales totaled R$ 15,297.4 million and net sales totaled R$ 12,565.0 million, a 19.6% and 16.3% growth, respectively, when compared to 2003. The difference between gross and net sales growth rates arises from the increase of COFINS rate (tax for social security financing) that took place in February 2004. Sendas Distribuidora gross sales reached R$ 3,019.0 million, whilst net sales amounted to R$ 2,572.7 million. The total number of transactions in the Company reached 517.4 million in 2004, a 17.8% growth over 2003.

Same store sales registered a 5.1% nominal growth in 2004. Non-food products sales grew by 13.6% on a same store basis, whilst food products sales grew by 2.9%.

When deflated by IPCA, the same store sales performance in 2004 was down by 1.5%. As we analyze this same performance deflated by FIPE food inflation index — which in our view better reflects the reality of the sector — same store sales grew by 1.4% in the period.

In fourth quarter 2004 gross sales reached R$ 4,375.4 million and net sales reached R$ 3,595.2 million, a 23.6% and 20.2% growth, respectively. Same store sales growth was 8.8% in nominal terms and 1.4% in real terms (IPCA).

Gross Sales in Nominal Terms

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

Following the trend observed over the last months of 2004, CBD believes that its current store format adjustments, price competitiveness and operating efficiency will allow the maintenance of the same store sales growth rate between 2% and 3% in 2005. In this scenario, CBD believes that it will achieve higher assets turnover and consequently reach higher levels of profitability.

Operating Performance

The following performance report refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results (partnership between CBD and Sendas chain in the State of Rio de Janeiro).

Gross Income

Gross Margin (Consolidated)

In 2004 CBD registered a gross income growth of 20.8% over 2003, reaching R$ 3,673.5 million. The margin in the period was 29.2%, higher than the 28.2% registered in 2003. This gain in margins was a result of the following main factors: i) better negotiation with suppliers, ii) new COFINS calculation system, with its non-cumulative nature leading to gains for the Company; and iii) greater participation of higher margin items in the product mix, such as private label and second line products.

Sendas Distribuidora gross margin reached 28.8% in 2004, already reflecting a significant improvement compared to the beginning of the operations (27.0% in the first quarter). This improvement throughout the year was due to efficiency gains and better commercial conditions.

CBD’s gross income in the fourth quarter reached R$ 1,034.4 million, representing an increase of 27.4% over the same period of the previous year. The margin was 28.8%, 170 basis points higher than the margin registered in the same quarter of 2003. Sendas Distribuidoras’ margin was 27.2% in the period.

Operating Expenses

As a percentage of net sales, operating expenses in 2004 represented 20.9%, compared to 19.8% in 2003, affected by the increase in COFINS tax which reduced the net sales.

When we analyze operating expenses over gross sales, in order to eliminate the effect of the COFINS increase in the comparison basis, the Company registered in 2004 operating expenses equivalent to 17.2% of gross sales, higher than the 16.7% reported in 2003. This increase was due to the following main factors: i) notwithstanding the gradual improvement throughout the year, Sendas Distribuidora still presented significantly lower productivity levels when compared to the overall Company (expenses over gross sales of 20.7%); ii) pressure arising from public services and third parties expenses line; iii) salaries readjustments and high investments in advertising during the last quarter of the year.

EBITDA

EBITDA in 2004 reached R$ 1,044.1 million, with a 15.8% growth and 8.3% margin, the same margin registered in 2003. In the fourth quarter EBITDA totaled R$ 297.7 million, a 12.5% growth and 8.3% margin (compared to 8.9% margin in the same period of 2003). In 2004, Sendas Distribuidora’s EBITDA reached R$ 115.4 million, with 4.5% margin.

We highlight the sequential improvement achieved by Sendas Distribuidora throughout the year 2004. CBD believes that by increasing sales and productivity in these stores, EBITDA margin will gradually get closer to the overall Company’s EBITDA.

Financial Result

Financial expenses totaled R$ 618.3 million, lower than the R$ 760.1 million reported in 2003, mainly due to lower funding costs. It should be noted that, of this total amount, R$ 133.1 million refer to Sendas Distribuidora’s financial expenses.

Financial income in the period totaled R$ 330.3 million, lower than the R$ 575.3 million registered in the same period of 2003, as a result of lower income from cash investment and a strong promotional environment for credit sales. In 2004 net financial expenses reached R$ 288.0 million, compared to R$ 184.8 million in 2003.

In the fourth quarter, net financial expenses reached R$ 69.3 million (R$ 16.2 million in the fourth quarter of 2003), negatively impacted by the interest rates readjustments over the period.

It is important to notice that the Company’s net debt was reduced by R$ 469.3 million during the fourth quarter 2004, which will positively impact the net financial result for 2005.

Non-Operating Result

FIC — Financeira Itaú CBD – was created after the subscription by Itaú of a 50% stake in a CBD’s subsidiary. This new financial institution, with initial capital stock of R$ 150 million, will structure and offer financial products and services exclusively for CBD’s clients. The non-operating income in 2004 was mainly a result of the above mentioned operation, which amounted to R$ 380.4 million, minus expenses.

Minority Interest

Net loss of Sendas Distribuidora was R$ 73.1 million. CBD currently holds 42.57% in this Company, and as a result reported a minority interest of R$ 43.2 million.

Net Income

Net Income in 2004 reached R$ 369.8 million, up by 64.0% when compared to 2003. Excluding the non-operating income of R$ 80.3 million, net income in the period was R$ 289.6 million, or 31.4% higher than 2003 (excluding the non-operating result of R$ 5.3 million in 2003).

In the fourth quarter of 2004, CBD’s net income was R$ 112.7 million, compared to R$ 76.1 million in 2003.

Proposed Dividends

In December 31, 2004, the Board proposed, for deliberation in the General Shareholders’ Meeting, dividends in the amount of R$ 89.1 million, a 62.5% increase when compared to the previous year.

The amount to be paid will be R$ 0.75138 per thousand voting shares and R$ 0.82652 per thousand preferred shares.

Working Capital

Inventory turnover rate was 37.6 days in the 4th quarter of 2004, higher than the 36.3 days registered in the same period of the previous year. Average term with suppliers reached 49.1 days, a significant improvement when compared to 41.9 days registered in the 4th quarter of 2003.

Average term of receivables reached 10.3 days, an improvement not only when compared to the same quarter of 2003 (22.2 days) but also when compared to the previous quarter (12.3 days), as a result of the increase in Receivables Securitization in the period.

Capital Expenditures

Capital Expenditures in 2004 totaled R$ 532.2 million (compared to R$ 539.4 million in the previous year), with the resources mainly destined to the opening of new stores, stores remodeling and conversions, acquisition of lands, opening of gas stations and investments in infrastructure.

Main highlights in store openings were:

    — 2 Pão de AÇúcar supermarkets (one in the State of São Paulo and one in Brasília)
    — 2 Extra hypermarkets (one in the State of Minas Gerais and one in Rio de Janeiro)
    — 1 CompreBem supermarket in São Paulo
    — 1 Sendas supermarket in Rio de Janeiro

We also highlight the integration of 68 stores of Sendas network (8 of which converted to Extra format), as well as the migration of 96 Barateiro stores to the CompreBem format during 2004.

Investments totaled R$ 163.4 million in the 4th quarter of 2004, compared to R$ 198.8 million in 2003. Main highlights in the quarter were:

—	Opening of 5 new stores (1 Pão de AÇúcar, 1 CompreBem e 1 Extra Eletro in São Paulo, 1 Extra and 1 Sendas in Rio de Janeiro);
—	Construction of 3 Extra hypermarkets in São Paulo and 2 Pão de AÇúcar supermarkets to be opened in the first half of 2005;
—	Stores remodeling;
—	Conversion of 2 ABC Barateiro stores into Sendas format;
—	Opening of 7 gas stations in the quarter, totaling 39 operational stations;
—	Acquisition of strategic lands;
—	Investments in IT and logistics.

Consolidated Income Statement – Corporate Law Method (thousand R$)

	4th Quarter			Year
	2004	2003	%	2004	2003	%
Gross Sales Revenue	4,375,397	3,541,194	23.6%	15,297,446	12,788,363	19.6%
Net Sales Revenue	3,595,208	2,990,511	20.2%	12,565,017	10,806,339	16.3%
Cost of Goods Sold	(2,560,834)	(2,178,852)	17.5%	(8,891,475)	(7,764,257)	14.5%
Gross Profit	1,034,374	811,659	27.4%	3,673,542	3,042,082	20.8%

Operating (Expenses) Income
Selling	(617,407)	(438,183)	40.9%	(2,160,681)	(1,709,360)	26.4%
General and Administrative	(119,302)	(108,810)	9.6%	(468,722)	(430,999)	8.8%
Total Operating Expenses	(736,709)	(546,993)	34.7%	(2,629,403)	(2,140,359)	22.8%
Earnings before interest, taxes, depreciation, amortization-EBITDA	297,665	264,666	12.5%	1,044,139	901,723	15.8%
Depreciation and Amortization	(143,538)	(134,049)	7.1%	(489,569)	(454,374)	7.7%
Earnings before interest and taxes -EBIT	154,127	130,617	18.0%	554,570	447,349	24.0%
Taxes and Charges	(14,745)	(10,942)	34.8%	(60,767)	(43,153)	40.8%
Financial Income	84,850	141,895	-40.2%	330,264	575,258	-42.6%
Financial Expenses	(154,143)	(158,079)	-2.5%	(618,268)	(755,586)	-18.2%
Currency Variation		-			(4,478)
Net Financial Income (Expense)	(69,293)	(16,184)	328.2%	(288,004)	(184,806)	55.8%
Equity Income/Loss	3,078	(4,883)		5,307	(8,835)
Operating Result	73,167	98,608	-25.8%	211,106	210,555	0.3%
Non-Operating Result	(6,231)	(2,890)		80,278	5,267
Income Before Income Tax	66,936	95,718	-30.1%	291,384	215,822	35.0%
Income Tax	43,294	(19,607)		49,544	9,723
Income Before Minority Interest and Employees' Profit Sharing	110,230	76,111	44.8%	340,928	225,545	51.2%
Minority Interest	16,796	-		43,219	-
Employees' Profit Sharing	(14,317)	-		(14,317)	-
Net Income	112,709	76,111	48.1%	369,830	225,545	64.0%
Net Income excluding Non-Operating Result	118,940	79,001	50.6%	289,552	220,278	31.4%
Net Income per 1,000 shares	0.99	0.67	48.0%	3.26	1.99	63.9%
N° of shares (in thousand)	113,522,239	113,442,239		113,522,239	113,442,239

% of Net Sales	4thQ/04	4thQ/03		2004	2003
Gross Profit	28.8%	27.1%		29.2%	28.2%
Total Operating Expenses	-20.5%	-18.3%		-20.9%	-19.8%
Selling	-17.2%	-14.7%		-17.2%	-15.8%
General and Administrative	-3.3%	-3.6%		-3.7%	-4.0%
EBITDA	8.3%	8.9%		8.3%	8.3%
Depreciation and Amortization	-4.0%	-4.5%		-3.9%	-4.2%
EBIT	4.3%	4.4%		4.4%	4.1%
Taxes and Charges	-0.4%	-0.4%		-0.5%	-0.4%
Net Financial Income (Expense)	-1.9%	-0.5%		-2.3%	-1.7%
Income Before Income Tax	1.9%	3.2%		2.3%	2.0%
Income Tax	1.2%	-0.7%		0.4%	0.1%
Net Income	3.1%	2.6%		2.9%	2.1%
Net Income excluding Non-Operating Result	3.3%	2.6%		2.3%	2.0%

Consolidated Balance Sheet – Corporate Law Method (thousand R$)

ASSETS	4th Q/04	3rd Q/04	4th Q/03
Current Assets	3,490,681	2,918,695	3,220,132
Cash and Banks	230,321	93,355	144,380
Short-Term Investments	875,198	589,428	837,533
Credit	497,634	327,024	603,986
Installment Sales	104,617	72,319	32,103
Post-Dated Checks	28,572	30,966	19,763
Credit Cards	287,151	173,090	499,431
Tickets, vouchers and others	87,032	54,636	56,876
Allowance for Doubtful Accounts	(9,738)	(3,987)	(4,187)
Inventories	1,089,648	1,047,608	943,634
Advances to suppliers and employees	32,045	41,621	43,161
Taxes recoverable	521,078	596,392	399,132
Others	244,757	223,267	248,306
Long-Term Receivables	1,173,957	973,198	837,658
Long-Term Investments	121,269	-	-
Receivables Investment Fund	158,442	153,373	104,501
Deferred Income Tax	387,462	325,568	298,875
Accounts Receivable	313,632	316,257	279,689
Others	193,152	178,000	154,593
Permanent Assets	5,758,240	6,026,457	4,882,114
Investments	263,621	602,421	241,068
Property, Plant and Equipment	4,425,445	4,337,655	3,986,044
Deferred Charges	1,069,174	1,086,381	655,002
TOTAL ASSETS	10,422,878	9,918,350	8,939,904

LIABILITIES	4th Q/04	3rd Q/04	4th Q/03
Current Liabilities	3,248,208	2,783,267	2,853,957
Suppliers	1,545,449	1,246,439	1,190,217
Financing*	1,234,898	1,159,449	1,326,733
Payable on Purchase of Assets	12,636	8,348	8,263
Debentures	69,416	52,358	61,024
Taxes and Social Contributions	54,617	48,142	53,574
Salaries and Payroll Charges	150,257	155,572	112,196
Dividends	89,059	-	54,792
Others	91,876	112,959	47,158
Long-Term Liabilities	2,772,109	2,884,164	2,317,525
Financing*	875,911	1,020,374	639,659
Payable on Purchase of Assets	3,105	3,069	2,962
Debentures	524,553	523,464	441,413
Taxes in Installments	331,841	335,281	94,357
Provision for Income Tax	10,658	10,472	48,410
Provision for Contingencies	911,666	877,129	1,085,841
Others	114,375	114,375	4,883
Minority Interests	351,571	223,578	-
Shareholder's Equity	4,050,990	4,027,341	3,768,422
Capital	3,509,421	3,337,299	3,157,178
Capital Reserves	-	172,122	172,122
Profits Reserves	541,569	517,920	439,122
TOTAL LIABILITIES	10,422,878	9,918,350	8,939,904

*CBD is not exposed to exchange variation effects since it contracts swap transactions to CDI (Brazilian Overnight rate) in foreign currency loans.

Gross Sales breakdown per format (R$ thousand)

9 Months	2004	%	2003	%	Var.(%)
Pão de Açúcar	2,981,466	27.3%	3,016,508	32.6%	-1.2%
Extra	5,151,706	47.2%	4,378,756	47.4%	17.7%
CompreBem	1,741,217	15.9%	1,629,111	17.6%	6.9%
Extra Eletro	218,213	2.0%	222,794	2.4%	-2.1%
Sendas	829,447	7.6%	-	0.0%	-
CBD	10,922,049	100.0%	9,247,169	100.0%	18.1%

4th Quarter	2004	%	2003	%	Var.(%)
Pão de Açúcar	1,062,764	24.3%	1,028,340	29.0%	3.3%
Extra	2,202,372	50.3%	1,795,228	50.7%	22.7%
CompreBem	684,674	15.7%	619,302	17.5%	10.6%
Extra Eletro	99,538	2.3%	98,324	2.8%	1.2%
Sendas	326,049	7.4%		-	-
CBD	4,375,397	100.0%	3,541,194	100.0%	23.6%

Year	2004	%	2003	%	Var.(%)
Pão de Açúcar	4,044,230	26.4%	4,044,848	31.6%	0.0%
Extra	7,354,078	48.1%	6,173,984	48.3%	19.1%
CompreBem	2,425,891	15.9%	2,248,413	17.6%	7.9%
Extra Eletro	317,751	2.1%	321,118	2.5%	-1.0%
Sendas	1,155,496	7.5%	-	-	-
CBD	15,297,446	100.0%	12,788,363	100.0%	19.6%

Net Sales breakdown per format (R$ thousand)

9 Months	2004	%	2003	%	Var.(%)
Pão de Açúcar	2,442,735	27.2%	2,556,486	32.7%	-4.4%
Extra	4,199,911	46.8%	3,687,214	47.2%	13.9%
CompreBem	1,444,945	16.1%	1,395,651	17.9%	3.5%
Extra Eletro	165,323	1.8%	176,477	2.2%	-6.3%
Sendas	716,895	8.1%	-	-	-
CBD	8,969,809	100.0%	7,815,828	100.0%	14.8%

4th Quarter	2004	%	2003	%	Var.(%)
Pão de Açúcar	872,535	24.3%	879,021	29.4%	-0.7%
Extra	1,796,289	49.9%	1,507,784	50.4%	19.1%
CompreBem	570,354	15.9%	525,625	17.6%	8.5%
Extra Eletro	74,797	2.1%	78,081	2.6%	-4.2%
Sendas	281,233	7.8%	-	-	-
CBD	3,595,208	100.0%	2,990,511	100.0%	20.2%

Year	2004	%	2003	%	Var.(%)
Pão de Açúcar	3,315,270	26.4%	3,435,507	31.8%	-3.5%
Extra	5,996,200	47.8%	5,194,998	48.0%	15.4%
CompreBem	2,015,299	16.0%	1,921,276	17.8%	4.9%
Extra Eletro	240,120	1.9%	254,558	2.4%	-5.7%
Sendas	998,128	7.9%	-	-	-
CBD	12,565,017	100.0%	10,806,339	100.0%	16.3%

Sales Breakdown (% of Net Sales)

	2003		2004
	4thQ	Year	1stQ	2ndQ	3rdQ	4thQ	Year
Cash	52.0%	53.2%	53.2%	52.1%	51.7%	51.1%	52.0%
Credit Card	34.9%	33.8%	35.9%	36.4%	36.8%	36.7%	36.5%
Food Voucher	7.3%	6.9%	6.3%	6.9%	7.1%	7.9%	7.1%
Credit	5.8%	6.1%	4.6%	4.6%	4.4%	4.3%	4.4%
Post-dated Checks	3.6%	4.1%	3.4%	3.4%	3.3%	3.0%	3.2%
Installment Sales	2.2%	2.0%	1.2%	1.2%	1.1%	1.3%	1.2%

Data per format on December 31, 2004

	# Checkouts	# Employees	# Stores	Sales Area (m2)
Pão de Açúcar	2,507	15,558	196	261,262
Extra	3,466	22,220	72	537,319
CompreBem	1,871	9,004	165	197,111
Extra Eletro	177	605	55	35,892
Sendas	911	5,790	63	113,165
Total Stores	8,932	53,177	551	1,144,749
Administração	-	3,049	-	-
Prevenção de Perdas	-	3,534	-	-
Centros de Distribuição	-	3,724	-	-
Total CBD	8,932	63,484	551	1,144,749

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	CBD	Sales Area (m2)	Number of Employees
12/31/2003	208	62	55	172	-	497	982,701	55,557
Opened	1	1	1	68	71
Closed	(1)		(1)	(13)		(15)
Converted	(9)	8		9	(8)	-
9/30/2004	199	71	55	168	60	553	1,136,260	63,671
Opened	1	1	1	1	1	5
Closed	(4)		(1)	(2)		(7)
Converted				(2)	2	-
12/31/2004	196	72	55	165	63	551	1,144,749	63,484

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	4thQ/04	4thQ/03	Var.(%)	2004	2003	Var.(%)
Pão de Açúcar	1,358	1,270	6.9%	1,259	1,210	4.0%
Extra	1,366	1,316	3.8%	1,165	1,141	2.1%
CompreBem	1,167	986	18.4%	1,005	934	7.6%
Extra Eletro	933	932	0.1%	739	767	-3.7%
CBD	1,311	1,219	7.5%	1,143	1,105	3.4%

Gross Sales per employee/month

	4thQ/04	4thQ/03	Var.(%)	2004	2003	Var.(%)
Pão de Açúcar	22,828	21,069	8.3%	21,782	19,667	10.8%
Extra	32,882	29,437	11.7%	27,923	26,283	6.2%
CompreBem	25,505	21,963	16.1%	22,488	20,311	10.7%
Extra Eletro	54,868	46,944	16.9%	42,124	38,844	8.4%
CBD	28,480	25,266	12.7%	25,057	22,874	9.5%

Average ticket - Gross sales

	4thQ/04	4thQ/03	Var.(%)	2004	2003	Var.(%)
Pão de Açúcar	24.9	23.5	6.0%	23.5	22.8	3.1%
Extra	50.7	49.8	1.8%	47.4	46.8	1.3%
CompreBem	19.3	18.2	6.0%	17.9	17.2	4.1%
Extra Eletro	335.0	344.7	-2.8%	349.6	353.4	-1.1%
CBD	33.2	31.1	6.80%	30.5	29.0	5.2%

Gross sales per checkout/month

	4thQ/04	4thQ/03	Var.(%)	2004	2003	Var.(%)
Pão de Açúcar	141,552	130,643	8.4%	130,967	124,750	5.0%
Extra	211,807	200,635	5.6%	179,944	171,100	5.2%
CompreBem	123,225	108,258	13.8%	107,891	101,216	6.6%
Extra Eletro	188,633	186,537	1.1%	148,976	154,268	-3.4%
CBD	168,834	153,615	9.9%	146,801	138,013	6.4%

* Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

The productivity indexes, above mentioned, don’t reflect stores operations under Sendas and
Bon Marché banners, which were incorporated on February 1, 2004.

4th Quarter and Year 2004 Results Conference Call

CBD will host 4Q and Year 2004 Earnings Release conference calls on Monday, February 28, 2005.

Local Conference Call:
At 12:00 am (Brasília time); 10:00 am (ET USA). To register, please call (55 11) 2101-1490 few minutes prior to the beginning of the conference call. Replay will be available after the end of the call on (55-11) 2101-1490.

International Conference Call:
At 10:30 am (Brasília time); 8:30 am (ET USA). To register, please call (+1 973) 935-2401 a few minutes prior to the beginning of the conference call (code: CBD or 5600988). Live webcast available at CBD’s website: www.cbd-ri.com.br/eng. Replay will be available after the end of the call on (+1 973) 341-3080 (code: 5600988).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Fernando Tracanella Investor Relations Director Daniela Sabbag Manager Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677 Email: cbd.ri@paodeacucar.com.br	MZ Consult Tereza Kaneta Phone: 55 (11) 5509 3772 E-mail: tereza.kaneta@mz-ir.com

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets, and are therefore subject to change.